Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: April 19, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.
These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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General Meeting of Shareholders
Amstelveen — April 19, 2004

Leo M. van Wijk, President & Chief Executive Officer:

Ladies and gentlemen,

Welcome to this special general meeting of shareholders. Our main objective today is to brief you on the bid that Air France has made for KLM. This gathering is special not only because it is an extra meeting, but also because KLM is poised to take a historical step. We have ritten airline history more than once in the past 85 years, and we will do so again by merging with Air France. During the coming half hour, we will brief you on the transaction that lies before us. I will discuss the how and why of the merger, and our CFO Rob Ruijter will outline the financial details of the offer. After that, you will have an opportunity to ask questions.

Three key questions have been raised since we announced our intention to merge on September 30 last year:

•	Why this step?

•	Why now

•	Why Air France?

KLM has never made a secret of the fact that it needs a strong European partner to survive. This has been one of the cornerstones of KLM strategy in recent years, as I have often said in the past. Apart from this quest for a strong European partner, we have focused on strengthening our own organization. We did so for two main reasons: to contend with the turbulence in our industry, and to be financially fit in the event that a European partner should present itself. To achieve this, we took far-reaching measures during the past fiscal year to avoid incurring a loss for the third consecutive year. These measures were successful. Last Thursday, we announced that we expect to close the past fiscal year with a substantial profit. This profit recovery may be largely attributed to our cost-cutting program, which proved to be a vital necessity in view of the unrelenting pressure on revenues that has prevailed over the past fiscal year. The program entered its second year on April 1, and we are confident that we will achieve our target of cutting costs by EUR 650 million.

This slide illustrates the precarious financial situation in which the airline industry finds itself. Our average profits are marginal, and we are nowhere near recouping our cost of capital. One of the causes of the alarming financial circumstances in our industry is that there are too many airlines operating worldwide. Consolidation is inevitable, and KLM has recognized this on time.

The need for a strong partner is evident: KLM cannot survive on its own. This is not only borne out by the size of KLM, but also by the size of the Wings Alliance in comparison to its direct competitors. Wings is founded on the successful alliance between Northwest Airlines and KLM. This combine has cooperative ties with Continental Airlines and various other partners of the two founder members. It bears repeating that KLM is no exception in this regard. Other mid-sized European airlines cannot make it on their own either and have already joined forces with one of the big three; Air France, British Airways, and Lufthansa. KLM is, more or less, the last. Furthermore, the Wings Alliance (ranked 4th in the world) offers insufficient growth perspective to be attractive for new partners. And, as you probably know, Northwest and our other US partner, Continental Airlines, last year joined

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forces with Delta Air Lines, which is partnered with Air France. We have also seen less fortunate mid-sized players going under in Europe and the United States. And the future of several other mid-sized European carriers is still uncertain.

By merging with Air France, we also give form to the second cornerstone of our strategy; that of seeking a strong European partner. But that does not explain why we have opted for a merger, rather than a “looser” form of cooperation. Of course Air France and KLM could have opted for a less intensive form of cooperation. In fact, we considered this option. However, considering our circumstances, the markets in which we move, and the hubs from which we operate, this was not the most effective alternative. In Europe, competition is fierce between the four main hubs; Paris, London, Frankfurt, and Amsterdam. There is also rivalry between Charles de Gaulle and Schiphol. If you take this rivalry as a given and do not engage in cooperation with a shared bottom line, you can be sure that this will lead to controversy. Controversy about the chosen strategy, controversy about the sharing of revenues and costs, and controversy about the sharing of synergies. In our opinion, this would result in a sub-optimal situation that would be of little benefit to any of our stakeholders. This was not a viable option for Air France, and the same went for British Airways, in fact. That is why we opted for a merger; a share merger, giving rise to a single holding company with two separate operating companies: One Group — Two Airlines. Although this may be seen as a takeover from the shareholder’s perspective, that is certainly not the case from an organizational perspective. We will have a shared bottom line, but the identities, brands, and corporate cultures of Air France and KLM will be retained and respected.

Consolidation is inevitable, we have known this for some time, as I said earlier. But why are we taking this step now, instead of waiting until things improve in our industry? To begin with, we must not forget that this is a highly complex transaction. In my opinion, the political climate was conducive to obtaining the necessary approval for this transaction, not only from the aeropolitical authorities, but also from the competition authorities. This was confirmed by the European Court’s ruling on the validity of bilateral aviation agreements between EU member states and the US. The European Commission was subsequently given a mandate to negotiate a single Open Skies Treaty with the US on behalf of all EU member states. This treaty is intended to remove the national boundaries within the airline industry. In addition, the vulnerability of the airline industry was, once again, underscored by the 9-11 attacks, the Iraq war, and the SARS epidemic, all of which further heightened the need for consolidation.

However, our decision to take this step now was not only determined by the external factors I have just discussed, but also by other factors, the most important being that KLM had momentum NOW. If we had waited any longer, the SkyTeam alliance would have undergone further development, which would undoubtedly have left less room for KLM to claim a role for itself. In short, we still had a negotiating position now. And that is, of course, in the interests of all stakeholders. Furthermore, Air France was willing to take our far-reaching cost-cutting program into account in its valuation of our company. This, I believe, is reflected not only in the offer that Air France is making to you — which will be outlined by Rob Ruijter in a moment — but also in the chosen form of the merger, and the structure and governance of the new organization. We do not believe that further postponement would have strengthened our negotiating position. The financial world – investors and analysts – have for some time argued that KLM’s position is untenable in the long run. This was reflected by a substantial discount on our share price. This discount would have remained unchanged or possibly gotten worse as other alliances began to take shape, and/or KLM failed to take decisive action.

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KLM considered various strategic alternatives, including the option of proceeding as an independent organization. Our negotiations with our two potential partners (Air France/SkyTeam and British Airways/Oneworld) revolved around three key criteria:

•	The feasibility and intensity of cooperation;

•	KLM’s degree of control and status within the cooperative venture;

•	The status of our hub, Schiphol.

We anticipated that cooperation with British Airways/Oneworld would have raised more objections from the competition authorities. Firstly, because there is greater overlap between the BA and KLM networks. And secondly, because the UK does not have an open skies treaty with the US, which is something the US authorities would certainly have insisted upon. Furthermore, we anticipated that we would have to pay a higher price in terms of remedies. And finally, we would not have been able to link up with Northwest Airlines, which would have complicated implementation and reduced the scope of potential synergies. These issues were of lesser or no relevance in our negotiations with Air France. Ultimately, this made Air France the better option. We share a common vision on the future of our industry, and the cooperative model we envisaged closely coincided with that of our French colleagues. Our views on passenger, cargo, and engineering & maintenance activities also matched those of our French colleagues. In addition, the growth potential at our two hubs (Schiphol and Charles de Gaulle) presented opportunities for combined growth. Although the strategic outlook, and therefore potential profitability, of Air France is better than our own, Air France was also in search of growth opportunities for itself and SkyTeam, which is currently the world’s third-largest alliance. The merger between KLM and Air France heralds the birth of Air France-KLM, the world’s largest airline in terms of revenues. KLM will join the SkyTeam alliance, as will our US partners Northwest Airlines and Continental Airlines, making it the world’s second-largest alliance. In addition, we believe that Air France has made us a fair offer, whereas we expected no or no better offer from British Airways. Based on relative market capitalization, KLM shareholders might expect to gain a share of around 11% in the new holding company. However, due to the upfront premium that has been negotiated, amounting to more than 70% of the average quarterly share price at the time of announcement, this share will amount to 19%, and may even rise to as high as 27% when warrants are redeemed (i.e. exchanged for new Air France shares). Our Chief Financial Officer, Rob Ruijter, will give a more detailed rundown of financial issues later on.

One Group – Two Airlines — that is the basic structural concept for the merger. The identities, brands, and corporate cultures of both KLM and Air France will be respected, but, at the same time, we will benefit from a shared bottom line. Our common vision on passenger, cargo, and E&M activities will provide a firm foundation for cooperation between our companies.

Growth is the key to this cooperative venture.

Growth within a new and bigger European market
The expansion of the European Union presents growth opportunities. Air France and KLM will join forces to form the first pan-European airline. A combine that is better able to serve all of the markets within the European Union, which will boast a population of around 455 million inhabitants as of May 2004.

A growing range of options for customers
By aligning the complementary features of both airlines, we will not only be able to achieve significant economies of scale, but also offer our customers more options. We will have a bigger and better network, geared to meet the demands and desires of today’s travelers. The limited overlap between Air France and KLM’s intercontinental passenger networks means that existing and future

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customers of Air France and KLM will be offered a substantially wider array of destinations. In areas of overlap, where both airlines serve the same destinations, flight schedules will be adjusted to ensure that customers are offered a product that is as convenient as possible. In the cargo and engineering & maintenance sectors, the merger will also result in a better product for our customers, as well as various economies of scale.

Growing profit
Apart from these market synergies, we also expect to achieve substantial cost synergies. Our efforts to manage costs will remain a necessity within the new group. The synergies we currently envisage should, within the next five years, see our operating result improving by between EUR 385 million and EUR 495 million. It bears mentioning that around 40% of these synergies will be achieved through increased revenues; i.e. market synergies. The rest will be achieved via cost synergies. The total range of synergies will make a substantial contribution to improving the financial margins of the new group.

One Group – Two Airlines. Air France and KLM are leading the way. Together we will claim a new position in Europe.

Ladies and gentlemen,
KLM is poised to take yet another historical step. A step that will safeguard the future of our airline. A step that will see us joining forces with Air France to claim a new position in the European market. KLM is soon to be part of Europe’s biggest airline. All of our stakeholders stand to benefit from this step: our customers, our employees, and, last but not least, our shareholders. In the year of our 85th anniversary, we are taking a step that we hope will guarantee us at least another 85 years in the business. I have had the honor of spending 33 of those 85 years contributing to the success of this company. I therefore fully understand if you find it difficult to let go of your KLM shares. Many of you have been loyal to our company for many years, and we deeply appreciate this. What I have tried to explain is that this step is in the best interests of KLM and its employees. It is for this reason that I look to the future of KLM, as part of the Air France-KLM holding company, with great confidence.

I now call upon Rob Ruijter to brief you on the financial aspects of the offer.

Rob A. Ruijter, Chief Financial Officer:

Thank you, Leo. Good afternoon, ladies and gentlemen. I would like to discuss the financial details of the offer made by Air France.

As you all know, Air France has presented KLM shareholders with the following offer:

(i)	you will receive 1.1 Air France share for every KLM share you tender;

(ii)	you will also receive one Air France warrant for every KLM share you tender. In exchange for every three warrants, you have the right to buy two Air France shares at a fixed price of EUR 20 per share. The warrant offer takes effect 18 months after the Air France offer is finalized, and will then remain valid for a period of two years.

Air France will finance this transaction by issuing new shares. Air France will hold an extraordinary meeting of shareholders tomorrow, at which the existing Air France shareholders will vote on this capital expansion. We expect that they will vote in favor of this move.

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The new Air France shares and warrants will be listed on the stock exchanges of Paris, Amsterdam, and New York.

When the initial announcement was made on September 30, 2003, the Air France offer had a theoretical value of EUR 16.74 per KLM ordinary share. This included the theoretical value of the warrant, which was EUR 1.68. The value of the warrant was calculated according to the Black-Scholes method, a model used to ascertain the theoretical value of an option or warrant. A variety of criteria are taken into account, including volatility, predicted dividend, and the risk-free rate. At the time of the initial announcement, the total value of the offer amounted to around EUR 784 million.

As you can see in the prospectus, on April 2, 2004, the Air France offer amounted to EUR 810 million or EUR 17.32 per share. Once again, the theoretical value of the warrants was calculated using the Black-Scholes method. I would like to stress – perhaps superfluously – that this is a theoretical value. Ultimately, the market will determine the warrants’ value.

Our negotiations with Air France regarding the aforementioned exchange ratio centered on the respective market capitalization of the two companies. After all, market capitalization is the only true indicator of the value that shareholders assign to a company. You should also keep in mind that the market capitalization of most traditional airlines is lower than the book value of the company. KLM is no exception. In fact, our discount has been higher than the industry average in recent years. This higher discount may be primarily attributed to KLM’s relatively weak strategic position, owing to its small domestic market and lack of a strong European partner.
Moreover, KLM’s transfer product has and is being surpassed by other airlines, and the benefits we once enjoyed as first mover in the area of open skies and antitrust immunity have been matched by many of our competitors. Consequently, our position will be further marginalized if we do not seek cooperation. Leo van Wijk mentioned this earlier on. In choosing Air France, KLM has found its strong European partner, bringing to an end the strategic uncertainty surrounding our company. This has had a positive effect on the KLM share price.

This graph shows fluctuations in KLM and Air France share prices since April 1, 2003. Following our announcement on September 30, 2003, the KLM share price rocketed and has, since then, more or less kept pace with the Air France price. The discount, which I mentioned earlier, has become smaller, shifting towards the industry average. We may therefore conclude, from a benchmarking point of view and judging by the market response, that the offer was fair. As stated in the Offer and Listing Document, both Citibank and ABN-AMRO agreed in their Fairness Opinions that the offer of Air France is a ‘fair’ offer. The financial markets have also taken a positive view of the transaction. Following the announcement on September 30, many financial analysts remarked that the offer was favorable for KLM shareholders, and have reiterated this view in more recent commentaries. This was later confirmed in conversations prompted by the announcement and held with institutional investors at our regular road shows, all of who expressed satisfaction with the offer.

I would now like to take a moment to discuss and compare KLM’s book value, our market capitalization shortly before the offer was announced, and the value of the Air France offer.

Shortly before the announcement was made, KLM’s market capitalization amounted to EUR 560 million. The Air France offer mounts to around EUR 784 million, as I said a moment ago. KLM’s book value shortly before the announcement amounted to EUR 1.4 billion. Following downward revaluation of KLM’s fleet to the sum of EUR 450 million (after tax), Air France valued KLM at around EUR 955 million. This adjustment is the result of revaluation of the KLM fleet based on its market value. It bears mentioning that, from the perspective of a going concern, KLM had no reason to

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adjust the book value of its fleet based on its market value. Every year, KLM conducts an impairment test to assess whether the earning power of the fleet is higher than its book value. If that is the case – and it is indeed the case – then there is no reason for a downward revaluation owing to impairment.

This discount amounts to the difference between EUR 955 million (book value after fleet revaluation) and EUR 784 million (the value of the offer). This slide clearly shows that the discount was significantly higher in terms of KLM’s market capitalization prior to the announcement.

This brings me to the accounting details of the offer. This transaction results in negative goodwill, which, under French accounting principles, amounts to EUR 1.2 billion. This negative goodwill results from downward revaluation of the KLM fleet, adjustments relating to pension surpluses, and the higher market value of KLM immovable property.

The pension-related adjustment, boosting market value by EUR 800 million, may be wholly attributed to French accounting principles. Under Dutch accounting principles, these surpluses are not expressed on KLM’s balance sheet. They are, however, taken into account under French accounting principles. In the Netherlands — and we fully share this point of view — an adjustment of this kind is at odds with the practicalities of the Dutch context, where sponsors – in this case KLM – have only very limited access to these reserves.

Negative goodwill is determined by reducing the value of the Air France offer (shares and warrants, totaling EUR 0.8 billion) with the fair value of the KLM company as it stands (EUR 2 billion). The negative goodwill (EUR 1.2 billion) will be written off by the combination over a period of five years.

Let us now return to the offer, and, more specifically, the value of the offer compared to KLM’s market capitalization. The Air France offer entails a premium of 40% for shareholders, compared to the closing price on September 29. In fact, based on the average share price over one month, three months, and six months, the premium amounts to 58, 77 and 84% respectively.

It bears mentioning that this share exchange ratio does take into account an anticipated improvement in KLM’s results owing to the ongoing cost-cutting program. Air France is therefore prepared to pay a substantial premium. By choosing to offer shareholders shares and warrants (instead of a cash offer), Air France also gives you the opportunity to profit from the success of the new company.

Based on the combined market capitalization of Air France and KLM shortly before the offer was announced (i.e. the closing prices on September 29, 2003), KLM constitutes a share of no more than 11%. The current offer will see KLM shareholders gaining a 19% share in the new company, if all shares are exchanged. In addition, KLM shareholders stand to share in the substantial synergetic benefits that will be achieved by the new group. Consequently, KLM shareholders may even gain a 27% share in the new company, if all warrants are exercised.

We believe that the offer you have before you takes the interests of KLM shareholders into account in the best possible way. We therefore wholeheartedly recommend that you accept this offer.

Thank you for your attention.